September 17, 2018

Joseph J. Ferra, Jr.
Chief Financial Officer
Syros Pharmaceuticals, Inc.
6200 Memorial Drive, Suite 300
Cambridge, MA 02139

       Re: Syros Pharmaceuticals, Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed March 12, 2018
           File No. 001-37813

Dear Mr. Ferra:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance